HERCULES INCORPORATED

HERCULES PLAZA

1313 North Market Street

Wilmington, DE 19894-0001

(302) 594-5000

April 29, 2005

Mr. Ryan Rohn

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Hercules Incorporated

Form 8-K Item 4.01 filed April 22, 2005

File No. 001-00496

Dear Mr. Rohn:

This letter responds to your comment letter dated April 25, 2005 with respect to the above-captioned filing.

In response to your comment, on behalf of Hercules Incorporated (the “Company”), we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosure in response to staff comments in the filing do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the aforementioned filing, PricewaterhouseCoopers LLP (“PwC”) will remain engaged as the Company’s independent registered public accounting firm through the completion of services related to the review of the Company’s financial statements for the first quarter ended March 31, 2005. It is anticipated that PwC’s engagement will terminate upon the filing of the Company’s Form 10-Q for the first quarter ended March 31, 2005. At the time of termination, the Company will file an amended Form 8-K and will request from PwC an updated Exhibit 16 to the Form 8-K in accordance with Item 304 of Regulation S-K.

Furthermore, the Company plans to file a Form 8-K, Item 4.01 upon the signing of an engagement letter with BDO Seidman, LLP (“BDO”) as the Company’s independent registered public accounting firm for the year ending December 31, 2005. As indicated in the filing referenced above, BDO was unanimously approved by the Company’s Audit Committee to serve in this capacity on April 18, 2005.

Any questions on the response detailed above should be addressed to the undersigned at (302) 594-6491.

Very truly yours,

/s/ Allen A. Spizzo

Allen A. Spizzo
Vice President and Chief Financial Officer

Attachments

cc:	Richard G. Dahlen, Chief Legal Officer, Hercules Incorporated
Justin P. Klein, Ballard Spahr Andrews & Ingersoll, LLP
Dean C. Simone, PricewaterhouseCoopers, LLP